ZURICH®

Disclosure of shareholdings by JPMorgan Chase in accordance with Swiss Stock Exchange Law

Zurich, January 4, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per December 21, 2007 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by JPMorgan Chase & Co, 270 Park Avenue, New York, NY 100017, USA, (JPM) on December 28, 2007. According to this notification, JPM along with its subsidiaries has fallen below the threshold of 3 percent of voting rights on Zurich with sale and purchase positions.

Detailed option conditions can be requested at Zurich Financial Services, Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge.

1. Identity of the individual Group members:
   - J.P. Morgan Securities Ltd., 125 London Wall, London EC2Y 5AJ, UK
   - J.P. Morgan GT Corporation, 270 Park Avenue, New York, NY 10017
   - J.P. Morgan Whitefriars Inc., 125 London Wall, London EC2Y 5AJ, UK
   - J.P. Morgan International Bank Limited, 125 London Wall, London EC2Y 5AJ, UK
   - J.P. Morgan Investment Management Inc., 245 Park Avenue, New York, NY 10167, USA
   - JF Asset Management (Taiwan) Limited, 3/F. No. 65 and 17/F. No. 65, 67, 69 and 71, Tun Hwa S. Road, Sec. 2, Taipei, Taiwan
   - JF Asset Management Limited, 21st Floor Chater House, 8 Connaught Road, Central, Hong Kong
   - JPMorgan Asset Management (Japan) Limited, Tokyo Building, 7-3 Marunouchi, 2 Chome, Chiyoda-ku, Tokyo 100-6432, Japan
   - JPMorgan Asset Management (Canada) Inc., #2310 – 650 West Georgia Street, Vancouver, British Columbia V6B 4N7, Canada
   - JPMorgan Asset Management (UK) Limited, 125 London Wall London EC2Y 5AJ, UK
   - JPMorgan Chase Bank, N.A., 1111 Polaris Parkway, Columbus, Ohio 43240, USA

2. Nature of agreement: Group of companies

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3. Proxy for Group members: Michael Kirwan, 125 London Wall, London EC2Y 5AJ, UK, phone: + 44 (0) 207 325 14 13.

THIS RELEASE DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION; AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

ZURICH®

Disclosure of shareholdings by Credit Suisse Group in accordance with Swiss Stock Exchange Law

Zurich, January 8, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich, (Zurich) announces that it received a notification of shareholding as per December 21, 2007 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse Group, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland (Credit Suisse) on January 4, 2008. According to this notification, Credit Suisse along with its subsidiaries has fallen below the threshold of 3 percent of voting rights on Zurich with purchase positions.

1. The reported purchase position on registered Zurich shares include:
    - 925,928 registered shares (0.64%)
    - 554,018 long call options (equals 978,647 voting rights respectively 0.676%)
    - 5,925,560 short put options (equals 2,368,402 voting rights respectively 1.636%).

    Together this equals a purchase position of 2.312% of the share capital and the voting rights of Zurich entered in the commercial register.

2. The reported sale position of registered Zurich shares includes:
    - 1,493,337 long put options (equals 2,611,821 voting rights respectively 1.804%)
    - 64,624,805 short call options (equals 1,817,822 voting rights respectively 1.256%)

    Together this equals a sale position of 3.06% of the share capital and the voting rights of Zurich according to the entry in the commercial register.

    On January 8, 2008, the Disclosure Office of the SWX Swiss Exchange granted Zurich a relief from the disclosure requirements in accordance with article 20 of the SESTO-

SFBC. Detailed option conditions can be requested at Zurich Financial Services, Investor Relations, investor.relations@zurich.com, phone: +41 (0)44 625 22 99, free of charge.

Furthermore, Zurich received a notification of shareholding as per December 27, 2007 in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law by Credit Suisse on January 7, 2008. According to this notification, Credit Suisse along with its subsidiaries has also fallen below the threshold of 3 percent of voting rights on Zurich with sale positions.

3. Identity of the individual Group members:

   Credit Suisse Group, indirectly through its subsidiaries:
   - Clariden Leu Holding AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland (indirectly through Clariden Leu AG, Bahnhofstrasse 32, 8001 Zurich, Switzerland),
   - Credit Suisse, Paradeplatz 8, P.O. Box, 8070 Zurich, Switzerland, directly and indirectly through its subsidiaries
     - Credit Suisse International, One Cabot Square, Canary Wharf, London, E14 4QJ, United Kingdom,
     - Credit Suisse Life (Bermuda) Ltd., Argyle House, 41 A, Cedar Avenue, Hamilton HM 12, Bermuda,
     - Credit Suisse Life & Pensions AG, Mühleholz 3, 9490 Vaduz, Principality of Liechtenstein,
     - Credit Suisse (International) Holding AG, Bahnhofstrasse 17, 6300 Zug, Switzerland (indirectly through Credit Suisse Investments (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Investment Holdings (UK), One Cabot Square, London E14 4QJ, United Kingdom, indirectly through Credit Suisse Securities (Europe) Limited, One Cabot Square, London, E14 4QJ, United Kingdom),

4. Nature of agreement: Group of companies

5. Proxy for Group members: Nadja Raich, Compliance Shared Services / Control Room YCHC 4, phone: +41 44 334 79 48; fax: +41 44 333 94 54.

THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 58,000 people serving customers in more than 170 countries.

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